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Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, Illinois 60603-3441

Attention: Michael Czopek

<table>
<tr><td>STATE OF NEW JERSEY</td><td></td></tr>
<tr><td></td><td>SECOND MORTGAGE,</td></tr>
<tr><td>COUNTY OF MONMOUTH</td><td>ASSIGNMENT OF LEASES AND RENTS,</td></tr>
<tr><td></td><td>SECURITY AGREEMENT AND</td></tr>
<tr><td></td><td>FIXTURE FILING</td></tr>
</table>

COLLATERAL IS OR INCLUDES FIXTURES

THIS SECOND MORTGAGE, ASSIGNMENT OF LEASES AND RENTS, SECURITY AGREEMENT AND FIXTURE FILING (the "Security Instrument") is made and entered into as of the16th day of November, 2004, which date shall be the effective date of this Security Instrument, by MONITAL SIGNAL CORPORATION (successor to Monital Signal Corp.), a New Jersey corporation (the "Mortgagor"), with offices at 2210 Landmark Place, Wall Township, New Jersey 08736, in favor of WELLS FARGO BANK, N.A., a national banking association with offices at 213 Court Street, Suite 703, Middletown, Connecticut 06457, together with its successors and assigns as collateral agent and trustee (in such capacity called the "Mortgagee") under the Indenture (as defined below) for the benefit of the Holders (as defined in the Indenture).

The Mortgagor, the parent of the Mortgagor, Integrated Alarm Services Group, Inc. (the "Company"), certain other Subsidiaries of the Company, and the Mortgagee are entering into an Indenture, dated as of November 16, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "Indenture"), governing the rights and duties of the Company and such Subsidiaries (including the Mortgagor) with respect to the 12% Senior Secured Notes of the Company due 2011 in the original aggregate principal amount of $125,000,000 (together with all amendments, renewals, replacements, extensions and modifications thereof and with any additional notes issued under the Indenture, the "Notes"). Pursuant to the Indenture, the Mortgagor guaranteed the obligations of the Company under the Notes and agreed to grant this Mortgage as security for the Notes.

This Security Instrument secures the following (collectively, called the "Obligations"): (i) the full and punctual payment of principal of and interest on the Notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under the Indenture and the Notes; (ii) the full and punctual performance within applicable grace periods of all other obligations of the Company under this Indenture, the Notes, the Purchase Agreement and the Collateral Documents; (iii) the full and punctual payment and performance within applicable grace periods by the Mortgagor of its obligations under the Indenture, including, without limitation, the Subsidiary Guarantee contained in the Indenture, and under the other Loan Documents; and (iv) the payment of all other sums, with interest thereon, advanced in accordance with the Notes, the Indenture, the Purchase Agreement or any other Collateral Document to protect the security of this Security Instrument. The Notes, the Indenture, the Purchase Agreement and the Collateral Documents are collectively referred to herein as the "Loan Documents". The indebtedness evidenced by the Notes is herein referred to as the "Loan".

Capitalized terms used, but not defined, herein shall have the meanings given to such terms in the Indenture. All of the terms, definitions, conditions and covenants of the Indenture are expressly made a part of this Security Instrument by reference in the same manner and with the same effect as if set forth herein at length and any beneficiary of this Security Instrument is entitled to the benefits of and remedies provided in the Indenture, the Notes and other Loan Documents by and between the Mortgagor and the Mortgagee.

<p style="text-align:center;">W I T N E S S E T H:</p>

The Mortgagor, in consideration of the indebtedness herein recited, irrevocably grants, mortgages, conveys and assigns to the Mortgagee and the Mortgagee's successors in trust and assigns for the ratable benefit of the Holders, all of the following described land, real property interests, buildings, improvements, fixtures, furniture and appliances and other personal property:

(a)   All that tract or parcel of land and other real property interests in MONMOUTH County, New Jersey more particularly described in Exhibit A attached hereto and made a part hereof (the "Land"), subject to the permitted encumbrances described in Exhibit B attached hereto and made a part hereof (the "Permitted Encumbrances"); and

(b)   All buildings, improvements and tenements of every kind and description now or hereafter erected or placed on the Land (the "Improvements") and all materials intended for construction, reconstruction, alteration and repair of such Improvements now or hereafter erected or placed thereon, all of which materials shall be deemed to be included within the premises hereby conveyed immediately upon the delivery thereof to the Land, and all Tangible Personalty (as defined in the Personalty Rider attached hereto and made a part hereof for all purposes).

TO HAVE AND HOLD the same, together with all privileges, hereditaments, easements and appurtenances thereunto belonging, to the Mortgagee and the Mortgagee's successors in trust and assigns for the ratable benefit of the Holders to secure the Obligations and upon this special trust: that should the Obligations be paid and performed according to the tenor and effect thereof when the same shall be due and payable and should the Obligations be fully and timely discharged, then the Land, Improvements and Tangible Personalty (hereinafter collectively referred to as the "Premises") shall be reconveyed to the Mortgagor or the title thereto shall be revested according to the provisions of applicable law.

As additional collateral and further security for the indebtedness secured hereby, to the fullest extent permitted by applicable law, the Mortgagor does hereby assign to the Mortgagee and grants to the Mortgagee a second priority security interest in: (i) all of the right, title and interest of the Mortgagor in and to any and all Intangible Personalty (as defined in the Personalty Rider attached hereto), and (ii) any and all escrow accounts, collection accounts or deposit accounts relating to the Premises now maintained or to be established from time to time and any and all certificates or instruments purchased with funds deposited in such account(s), and all renewals of such instruments or certificates and all replacements therefore, whether in the form of certificates of deposit or other instruments, notes, securities or accounts (including, without limitation, money market instruments and accounts) and any other cash or non-cash proceeds of the principal amount of any of the foregoing, including interest and dividends thereon, if any, and all proceeds therefrom

<p style="text-align:center;">2</p>

including, without limitation, interest or dividends, if any, on the accounts and all certificates, instruments, notes, securities or accounts. The Mortgagor agrees to execute and deliver to the Mortgagee such additional instruments, in form and substance satisfactory to the Mortgagee, as may hereafter be requested by the Mortgagee to evidence and confirm said assignment and grant of security interest; provided, however, that acceptance of any such assignment and grant of security interest shall not be construed as a consent by the Mortgagee to any of the foregoing or to impose upon the Mortgagee any obligation with respect thereto.

As part of the consideration for the indebtedness secured hereby, the Mortgagor hereby absolutely and unconditionally assigns and transfers to the Mortgagee and grants to the Mortgagee a second priority security interest in any and all leases and other occupancy or use agreements (whether oral or written) now existing or hereafter made and affecting the Premises as such leases and other agreements may have been, or may from time to time be hereafter, modified, extended and renewed, with all the security deposits, rents (including, without limitation, room rents and room revenues, if any), issues, profits, revenues and other income of the Premises from time to time accruing therefrom (the "Rents and Profits"), and the acceptance of this assignment and the collection of the Rents and Profits or the payments under the leases hereby assigned shall not constitute a waiver of any rights of the Mortgagee under the terms of the Loan Documents. So long as there shall exist no Event of Default (as defined in the Indenture), the Mortgagor shall have the right under a license granted hereby (but limited as provided elsewhere in this Security Instrument and in the Indenture) to collect upon, but not more than two months prior to accrual, all of said Rents and Profits, arising from or out of such leases and other agreements or any modifications, renewals or extensions thereof, or from or out of the Premises or any part thereof, and the Mortgagor shall receive such Rents and Profits, as a trust fund to be applied, and the Mortgagor hereby covenants to so apply same, to the payment of taxes and assessments upon the Premises before penalty or interest are due thereon, to the cost of such insurance and of such maintenance and repairs as is required by the terms of the Security Instrument and Indenture, to the payment of operating expenses of the Premises, and to the payment of interest and principal and other amounts becoming due on the Loan or under the Loan Documents, before using any part of the same for any other purposes.

All the Tangible Personalty which comprises a part of the Premises shall, as far as permitted by applicable law, be deemed to be affixed to the Land and conveyed therewith. As to the balance of the Tangible Personalty and the Intangible Personalty, this Security Instrument shall be considered to be a security agreement which creates a security interest in such items for the benefit of the Mortgagee, and in any and all proceeds of such collateral. In that regard, the Mortgagor grants to the Mortgagee all of the rights and remedies of a secured party under the laws of the state in which the Premises is located.

The Mortgagor covenants, warrants, represents and agrees as follows:

1. Amount Secured. The Obligations secured by this Security Instrument include all present and future obligations of the Company and the Mortgagor under the Indenture (including, without limitation, the Subsidiary Guarantee), the Notes and the other Loan Documents, and all other sums from time to time owing to the Holders and the Mortgagee by the Mortgagor under the Loan Documents, including, without limitation, sums advanced in accordance herewith to protect the security of this Security Instrument. The original principal amount secured hereby is $125,000,000.00.

2. Acceleration; Foreclosure. Upon the occurrence of an Event of Default, the entire balance of the Loan, including all accrued interest, may be declared immediately due and payable without further demand as provided in the Indenture and the Mortgagee may foreclose the lien of this Security Instrument by judicial proceeding and may pursue any other remedies permitted by applicable law or provided herein or in any of the other Loan Documents. The Mortgagee shall be entitled to collect all fees, costs and expenses incurred in pursuing such remedies, including, but not limited to, reasonable attorney's fees, costs of documentary evidence, abstracts and title reports. With respect to provisions for acceleration of the entire unpaid principal balance plus all accrued interest and charges under the Loan as set forth in the Loan Documents, the Mortgagor acknowledges that: (i) such additional rate is a material inducement to the Mortgagee to make the Loan; (ii) the Mortgagee would not have made the Loan in the absence of the agreement of the Mortgagor to pay such additional rate: (iii) such additional rate represents compensation for increased risk to the Mortgagee that the Loan will not be repaid; and (iv) such rate is not a penalty and represents a reasonable estimate of (a) the cost of the Mortgagee in allocating its resources (both personnel and financial) to the ongoing review, monitoring, administration and collection of the loan and (b) compensation to the Mortgagee for losses that are difficult to ascertain notwithstanding anything contained herein or the other Loan Documents to the contrary.

3. Rights Upon Event of Default. Upon the occurrence of any Event of Default, the Mortgagee, immediately and without additional notice and without liability therefor to the Mortgagor, except for willful misconduct, may, in accordance with, and subject to, the terms and conditions of the Indenture, do or cause to be done any or all of the following: (a) take physical possession of the Premises; (b) exercise its right to collect the Rents and Profits; (c) enter into contracts for the repair and maintenance of the Improvements thereon; (d) expend Loan funds and any Rents and Profits for payment of any taxes, insurance premiums, assessments and charges for repair and maintenance of the Improvements, preservation of the lien of this Security Instrument and satisfaction and fulfillment of any liabilities or obligations of the Mortgagor arising out of or in any way connected with the use, repair or maintenance of Improvements on the Premises whether or not such liabilities and obligations in any way affect, or may affect, the lien of this Security Instrument; (e) enter into leases demising the Premises or any part thereof, pay any leasing commissions in connection therewith, and make arrangements with tenants with respect to tenant improvements, moving costs, and other concessions, all as the Mortgagee may elect in its sole and absolute discretion; (f) take any steps to protect and enforce the specific performance of any covenant, condition or agreement in the Notes, this Security Instrument, the Indenture, or the other Loan Documents, or to aid in the execution of any power herein granted; (g) take such steps

to protect and enforce the specific performance of any covenant, condition or agreement as to the Intangible Personalty; and (h) generally, supervise, manage, and contract with reference to the Premises as if the Mortgagee were an equitable owner of the Premises, and upon such terms and conditions as the Mortgagee may elect in its sole and absolute discretion. Notwithstanding the occurrence of an Event of Default or acceleration of the Loan, the Mortgagee shall continue to have the right to pay money, whether or not Loan funds, for the purposes described in the Indenture, and all such sums and interest thereon shall be secured hereby. The Mortgagor also agrees that any of the foregoing rights and remedies of the Mortgagee may be exercised at any time independently of the exercise of any other such rights and remedies, and the Mortgagee may continue to exercise any or all such rights and remedies until the Event of Default is cured or until foreclosure and the conveyance of the Premises to the high bidder or until the Loan is otherwise satisfied or paid in full.

4.   Rents and Profits.

(a)   Collection. The Mortgagor hereby authorizes the Mortgagee, by its employees or agents, at its option, after the occurrence of an Event of Default, with or without notice to or demand on the Mortgagor, to terminate the aforesaid license granted to the Mortgagor to collect said Rents and Profits, and to enter upon the Premises, and to collect, in accordance with the Indenture and in the name of the Mortgagor or in its own name, as assignee, the Rents and Profits accrued but unpaid and in arrears at the date of said Event of Default as well as the rents thereafter accruing and becoming payable during the period of the continuance of such Event of Default or any other Event of Default; and to this end, the Mortgagor further agrees that it will facilitate in all reasonable ways the Mortgagee's collection of said Rents and Profits, and will, upon request by the Mortgagee, execute a written notice to each tenant directing the tenant to pay rent to the Mortgagee. Upon such entry, the Mortgagee shall be authorized, but not obligated, to take over and assume the control, care, management, operation, repair and maintenance of the Premises and to perform such other acts as the Mortgagee in its sole and absolute discretion may deem proper, and to expend such sums out of the income of the Premises as may be needful in connection therewith (including the right to effect new leases, to cancel or surrender existing leases, to evict tenants, to bring or defend any suits in connection with the possession of any portion of the Premises in its own name or the Mortgagor's name, to alter or to amend the terms of existing leases, to renew existing leases, and to make concessions to the tenants). The Mortgagor hereby releases all claims against the Mortgagee arising out of such management, operation, repair and maintenance, excepting the liability of the Mortgagee to account as hereinafter set forth, and except claims arising from the willful misconduct of the Mortgagee.

(b)   Indemnity. Unless and until the license granted to the Mortgagor in this Security Instrument to collect the Rent and Profits is terminated and the Mortgagee physically enters the Premises as described herein, in person or by agent (provided that a receiver appointed by a court shall not be deemed to be an agent of the Mortgagee), the Mortgagee shall not be obligated to perform or discharge any obligation or duty to be performed or discharged by the Mortgagor under any of said leases, and the Mortgagor hereby agrees to indemnify the Mortgagee for, and to save it harmless from, any and all liability arising from any of said leases or from this assignment, and this assignment shall not place responsibility for the conduct, care, management, or repair of the Premises upon the Mortgagee, or make the Mortgagee responsible or liable for any negligence in the management, operation, upkeep, repair or control of said Premises resulting in loss or injury to, or death of, any invitee, tenant, licensee, employee or stranger and/or damage to, or destruction of, the Premises.

5.   Appointment of Receiver. Upon the occurrence of an Event of Default, the Mortgagee shall be entitled, without additional notice and without regard to the adequacy of any security for the Loan or the solvency of any party bound for its payment, to seek the appointment of a receiver to take possession of and to operate the Premises, and to collect the Rents and Profits, all expenses of which shall be added to the Loan and secured hereby.

6.   Waivers. No waiver of any Default or Event of Default shall at any time thereafter be held to be a waiver of any rights of the Mortgagee stated anywhere in the Note, this Security Instrument, the Indenture or any of the other Loan Documents, nor shall any waiver of any prior Default or Event of Default operate to waive any subsequent Default and/or Event of Default. All remedies provided in this Security Instrument, in the Note, in the Indenture and in the other Loan Documents are cumulative and may, at the election of the Mortgagee, be exercised alternatively, successively, or in any manner and are in addition to any other rights provided by applicable law.

7.   Terms. The singular used herein shall be deemed to include the plural; the masculine deemed to include the feminine and neuter; and the named parties deemed to include their heirs, successors and assigns, provided that nothing herein shall be construed to authorize or permit the Mortgagor to make or effect any transfer of any interest in or with respect to the Mortgagor or the Premises which is not permitted under the Loan Documents. The term "Mortgagee" shall include any payee of the indebtedness hereby secured or any transferee thereof whether by operation of law or otherwise.

8.   Notices. All notices and other communications with respect to this Security Instrument shall be given as provided in the Indenture.

9.   Greater Estate. In the event that the Mortgagor is the owner of a leasehold estate with respect to any portion of the Premises and, prior to the satisfaction of the indebtedness secured hereby and the cancellation of this Security Instrument of record, the Mortgagor obtains a fee estate in such portion of the Premises, then, such fee estate shall automatically, and without further action of any kind on the part of the Mortgagor, be and become subject to the security lien of this Security Instrument.

10.   Imposition of Tax. In the event of the passage of any state, federal, municipal or other governmental law, order, rule or regulation, in any manner changing or modifying the laws now in force governing the taxation of debts secured by mortgages or the manner of collecting taxes so as to affect adversely the Mortgagee, the Mortgagor will promptly pay any such tax on or before the due date thereof; and if the Mortgagor fails to make such prompt payment or if any such state, federal, municipal or other governmental law, order, rule or regulation prohibits the Mortgagor from making such payment or would penalize the Mortgagee if the Mortgagor makes such payment, then the entire balance of the Loan shall become due and payable upon demand at the sole option of the Mortgagee.

11.   <u>Headings</u>. The captions and headings herein are inserted only as a matter of convenience and for reference and in no way define, limit, or describe the scope of this Security Instrument nor the intent of any provision hereof.

12.   <u>General Provisions</u>. A determination that any provision of this Security Instrument is unenforceable or invalid shall not affect the enforceability or validity of any other provision and the determination that the application of any provision of this Security Instrument to any Person or circumstance is illegal or unenforceable shall not affect the enforceability or validity of such provision as it may apply to other Persons or circumstances. This Security Instrument may not be amended except in a writing specifically intended for such purpose and executed by the party against whom enforcement of the amendment is sought. The lien of this Security Instrument and the other benefits conferred hereby may be exercised by the Mortgagee for the ratable benefit of the present and future Holders of the Notes. The Mortgagor warrants and represents to the Mortgagee, all other holders of this Security Instrument and the Holder that the Loan is and will be for business or commercial purposes only and not primarily for personal, family, or household use. The terms, provisions, covenants and conditions hereof shall be binding upon the Mortgagor and the heirs, devisees, representatives, successors and assigns of the Mortgagor, provided that nothing herein shall be construed to authorize or permit the Mortgagor to make or effect any transfer of any interest in or with respect to the Mortgagor or the Premises which is not permitted under the Loan Documents.

13.   <u>WRITTEN AGREEMENT</u>.

    (a)   THE RIGHTS AND OBLIGATIONS OF THE MORTGAGOR AND THE MORTGAGEE SHALL BE DETERMINED SOLELY FROM THIS WRITTEN SECURITY INSTRUMENT AND THE OTHER LOAN DOCUMENTS, AND ANY PRIOR ORAL OR WRITTEN AGREEMENTS BETWEEN THE MORTGAGEE AND THE MORTGAGOR CONCERNING THE SUBJECT MATTER HEREOF AND OF THE OTHER LOAN DOCUMENTS ARE SUPERSEDED BY AND MERGED INTO THIS SECURITY INSTRUMENT AND THE OTHER LOAN DOCUMENTS.

    (b)   THIS SECURITY INSTRUMENT AND THE OTHER LOAN DOCUMENTS MAY NOT BE VARIED BY ANY ORAL AGREEMENTS OR DISCUSSIONS THAT OCCUR BEFORE, CONTEMPORANEOUSLY WITH, OR SUBSEQUENT TO THE EXECUTION OF THIS SECURITY INSTRUMENT OR THE LOAN DOCUMENTS.

    (c)   THIS WRITTEN SECURITY INSTRUMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENTS BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

14.   <u>WAIVER OF JURY TRIAL</u>. THE MORTGAGEE AND THE MORTGAGOR HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS SECURITY INSTRUMENT. THIS WAIVER IS KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY MADE BY THE MORTGAGEE AND THE MORTGAGOR, AND THE MORTGAGEE AND THE MORTGAGOR ACKNOWLEDGE THAT NO PERSON ACTING ON BEHALF OF ANOTHER PARTY TO THIS AGREEMENT HAS MADE ANY REPRESENTATIONS OF FACT TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT. THE MORTGAGEE AND THE MORTGAGOR FURTHER ACKNOWLEDGE THAT THEY HAVE BEEN REPRESENTED (OR HAVE HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS SECURITY INSTRUMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF THEIR OWN FREE WILL, AND THAT THEY HAVE HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

15.   <u>Intercreditor Agreement</u>. Notwithstanding anything herein to the contrary, the lien and security interest granted to the Mortgagee pursuant to this Mortgage and the exercise of any right or remedy by the Mortgagee hereunder are subject to the provisions of the Intercreditor Agreement, dated as of November 16, 2004 (as amended, supplemented, amended and restated or otherwise modified from time to time, the "<u>Intercreditor Agreement</u>") among LaSalle Bank National Association, as Administrative Agent, the Mortgagee and Integrated Alarm Services Group, Inc. In the event of any conflict between the terms of the Intercreditor Agreement and this Mortgage, the terms of the Intercreditor Agreement shall govern and control.

IN WITNESS WHEREOF, the Mortgagor has executed this Security Instrument effective as of the date first above written.

MORTGAGOR:

MONITAL SIGNAL CORPORATION, a

New Jersey corporation,

By: /s/ Thomas J. Few Sr.
Name: Thomas J. Few
Title: President

STATE OF _____

COUNTY OF _____

BE IT REMEMBERED, that on the _____ day of November, 2004, in the County and State aforesaid, before me, the subscriber, a notary public authorized to acknowledgments and proofs in said County and State, personally appeared_____, who I am satisfied is the person who signed the within instrument as the _____ of MONITAL SIGNAL CORPORATION, a New Jersey corporation, and who executed the foregoing instrument and acknowledged to my satisfaction that he signed and delivered the same as such _____of said corporation as the voluntary act and deed of the corporation which act was duly authorized by proper resolutions of its Board of Directors, for the uses and purposes therein expressed.

Witness my hand and official seal this _____ day of November, 2004.

_____
Notary Public

9

PERSONALTY RIDER

(Retail/Industrial/Office/Multifamily)

The term "Intangible Personalty" as used herein shall mean any and all present and future accounts, general intangibles, instruments, inventory, documents and chattel paper, all returned, rejected or repossessed goods, the sale or lease of which shall have given or shall give rise to an account or chattel paper, and all books and records in whatever media (paper, electronic or otherwise) recorded or stored, with respect to the foregoing and all equipment and general intangibles necessary or beneficial to retain, access and/or process the information contained in those books and records, now or hereafter affecting or relating to the Premises or any part thereof, and all proceeds or products thereof, including without limitation, (i) all leases (including equipment leases), rental agreements, sales contracts, management contracts, franchise and related agreements, construction contracts, architects' contracts, technical services agreements, licenses and permits, (ii) all receivables, customer obligations, installment payment obligations and other obligations now existing or hereafter arising or created out of the sale or lease of property or rendering of services by the Mortgagor in its business of ownership and operation of the Premises or acquired from others including, without limiting the generality of the foregoing, from rental of rooms, halls, stores, offices, exhibit or sales space of every kind, license, lease and concession fees and rentals, health club membership fees, food and beverage, whole and retail sales of merchandise, service charges, and proceeds, if any, from business interruption or other loss of income insurance, (iii) all of the Mortgagor's right, title and interest in all royalties, license fees and other income or proceeds derived from trademarks, trademark applications, the registration therefor, the good will of the business symbolized by the same, now or hereafter filed, owned or acquired.

The term "Tangible Personalty" as used herein shall mean any and all fixtures, equipment, furnishings and other articles of personal property now or hereafter owned by the Mortgagor and attached to or contained in and used in connection with the Land and Improvements including, but not limited to, all furniture, furnishings, apparatus, machinery, equipment, motors, boilers, buildings, materials, appliances, fire prevention and extinguishing apparatus, security and access control apparatus, trash receptacles, bath tubs, water heaters, water closets, sinks, dishwashers, disposals, washers, dryers, elevators, fittings, radiators, ranges, refrigerators, awnings, storm windows, storm doors, shades, screens, blinds, curtains and curtain rods, mirrors, cabinets, paneling, rugs, pictures, antennas, satellite dishes and systems, telecommunications systems (including, without limitation, equipment, facilities and devices), trees, plants, carpeting, office equipment and other furnishings and all plumbing, heating, lighting, cooking, laundry, ventilating, refrigerating, incinerating, trash compacting, air-conditioning and sprinkler equipment, telephone systems, televisions and television systems, audio and video systems (including, without limitation, equipment, facilities and devices), fitness and exercise equipment, computer systems and fixtures and appurtenances thereto and all renewals or replacements thereof or articles in substitution thereof, whether or not the same are or shall be attached to the Land and Improvements in any manner, and all proceeds and products of any of the foregoing.

EXHIBIT A

Legal Description

ALL that certain lot, parcel or tract of land, situate and lying in the Township of Wall, County of Monmouth, State of New Jersey, and being more particularly described as follows:

BEING known and designated as Lot 36 in Block 819 on a certain Map entitled: "Final Map of Wall Office and Industrial Campus, in the Township of Wall, Monmouth County, New Jersey", filed in the Monmouth County Clerk's Office on May 1, 1987 as Map No. 216-30.

BEGINNING at a point on the southeasterly street line of Landmark Place (50 feet wide), where the same is intersected by the division line between Lots 35 and 36 in Block 819, as shown on the aforementioned Filed Map 216-30, which point is distant southwesterly 240.00 feet along the same from its intersection with the southwesterly street line of Monmouth County Highway Route 524, if both street lines were extended to intersect; thence from said Point of Beginning:

(1)   South 59 degrees 13 minutes 55 seconds East, along the division line of Lots 35 and 36, 460.00feet to a point; thence

(2)   South 72 degrees 35 minutes 50 seconds West, along the division line of Lots 36 and 37, 451.14 feet to a point on the northeasterly street line of Landmark Place; thence

(3)   North 17 degrees 24 minutes 10 seconds West, along the said street line of Landmark Place, 79.46 feet to a point; thence

(4)   Continuing along the said street line of Landmark Place on the arc of a curve bearing to the right having a radius of 300.00 feet an arc distance of 252.22 feet in a generally northeasterly direction; thence

(5)   North 30 degrees 46 minutes 05 seconds East, still continuing along the said street line of Landmark Place, 59.63 feet to the Point or Place of BEGINNING.

The above description being drawn in accordance with a survey prepared by All County Surveying dated September 2, 1997.

FOR INFORMATIONAL PURPOSES ONLY: "In compliance with Chapter 157, Laws of 1977, premises herein is Lot(s) 36 in Block 819 on the Township of Wall Tax Map."

EXHIBIT B

Permitted Encumbrances

100 foot setback line as shown on filed map No. 216-30.

Subject to utility right of way, as set forth in Deed Book 4791, page 942; Deed Book 5133, page 830 and Deed Book 5220, page 356.